AH 3-23-2004

CM 3-23

SECURI 04017520 IMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH. D.C. SECTION

SEC FILE NUMBER
8-28441

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Wall Street Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Prospect Street, Suite 350
(No. and Street)

La Jolla, CA 92037
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles P. Lazzaro (858) 454-3551
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rushall, Reital & Randall, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

400 South Sierra Avenue, Suite 200 Solana Beach, CA 92075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AH 3-23-2004

OATH OR AFFIRMATION

I, Charles P. Lazzaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Wall Street Corp, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of San Diego

Subscribed and sworn before me on 2/5/2004.

Kim Kiefer – Notary

KIM KIEFER
Commission # 1374011
Notary Public - California
San Diego County
My Comm. Expires Sep 30, 2006

Notary Public

Signature
Charles P. Lazzaro
President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements (Audited)

First Wall Street Corp.

December 31, 2003 and 2002

RUSHALL REITAL & RANDALL

FIRST WALL STREET CORPORATION

December 31, 2003 and 2002

CONTENTS

RUSHALL REITAL & RANDALL
CERTIFIED PUBLIC ACCOUNTANTS

400 SOUTH SIERRA AVENUE
SUITE 200
P.O. BOX 643
SOLANA BEACH, CA 92075

PHONE (858) 755-5131
FAX (858) 755-5374

Independent Auditors' Report

Board of Directors
First Wall Street Corporation
La Jolla, California

We have audited the accompanying statements of financial condition of First Wall Street Corporation (an S Corporation) as of December 31, 2003 and 2002 and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Wall Street Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 15 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rushall Reital & Randall

February 13, 2004

FIRST WALL STREET CORPORATION
STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002

ASSETS

	2003	2002
Current assets		
Cash and cash equivalents	$ 1,106,805	$ 444,159
Commissions receivable	981,275	704,550
Prepaid expenses	290,570	170,708
Prepaid taxes	0	10,493
	2,378,650	1,329,910
Property and equipment		
Furniture and fixtures	135,269	143,642
Automobile	105,789	82,149
Less accumulated depreciation	(107,687)	(187,334)
	133,371	38,457
Other assets		
Deposits	6,275	6,275
	$ 2,518,296	$ 1,374,642

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002

LIABILITIES AND SHAREHOLDER'S EQUITY

	2003	2002
Current liabilities		
Commissions payable	$ 961,340	$ 589,381
Accrued expenses	248,283	20,563
Income tax payable	2,091	0
Deferred income taxes	4,500	4,500
	1,216,214	614,444
Shareholder's equity		
Common stock, no par value; 10,000,000 shares authorized, 600,000 shares issued and outstanding	60,000	60,000
Retained earnings	1,242,082	700,198
	1,302,082	760,198
	$ 2,518,296	$ 1,374,642

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
STATEMENTS OF INCOME

Years Ended December 31, 2003 and 2002

	2003	2002
Commissions earned	$ 13,392,090	$ 11,777,039
Interest and dividends earned	169,266	311,803
Loss on sale of trading securities	(7,183)	(5,515)
	13,554,173	12,083,327
Salaries and related expenses	10,034,066	9,094,481
Brokerage, clearing and exchange fees	1,415,661	1,276,218
Occupancy and equipment rental	165,473	158,708
Other administrative expenses	140,905	138,426
Insurance	219,970	149,225
Communications	32,343	33,888
Professional and other fees	545,050	126,312
Loss on legal settlements	249,425	376,806
	12,802,893	11,354,064
Net operating income	751,280	729,263
Gain on disposition of assets	4,269	0
Income before taxes	755,549	729,263
Income tax expense		
Current	13,665	11,507
Deferred	0	0
	13,665	11,507
Net income	$ 741,884	$ 717,756

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 741,884	$ 717,756
Adjustments to reconcile net income to net cash provided by operating activities:		
Gain on disposition of assets	(4,269)	0
Depreciation	25,819	29,238
(Increase) decrease in assets:		
Commissions receivable	(276,725)	34,770
Prepaid expenses	(119,862)	(39,965)
Prepaid taxes	10,493	(3,153)
Other receivables	0	13,526
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	599,679	22,678
Income tax payable	2,091	0
Net cash provided by operating activities	979,110	774,850
Cash flows from investing activities:		
Proceeds from sale of assets	5,000	0
Purchases of equipment and furniture	(121,464)	(15,061)
Net cash used by investing activities	(116,464)	(15,061)
Cash flows from financing activities:		
Dividends paid	(200,000)	(840,000)
Net cash used by financing activities	(200,000)	(840,000)
Net increase (decrease) in cash	662,646	(80,211)
Beginning cash and cash equivalents	444,159	524,370
Ending cash and cash equivalents	$ 1,106,805	$ 444,159

See accompanying notes to financial statements.

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

No interest was paid during the years ended December 31, 2003 and 2002.

Income taxes paid during the years ended December 31, 2003 and 2002 were $1,107 and $14,660, respectively.

FIRST WALL STREET CORPORATION
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

Years Ended December 31, 2003 and 2002

	Number of Common Shares Outstanding	Common Stock	Retained Earnings	Total
Balance at December 31, 2001	600,000	$ 60,000	$ 822,442	$ 882,442
Dividends paid	0	0	(840,000)	(840,000)
Net income	0	0	717,756	717,756
Balance at December 31, 2002	600,000	60,000	700,198	760,198
Dividends paid	0	0	(200,000)	(200,000)
Net income	0	0	741,884	741,884
Balance at December 31, 2003	600,000	$ 60,000	$ 1,242,082	$ 1,302,082

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIM OF GENERAL CREDITORS

Years Ended December 31, 2003 and 2002

There were no liabilities subordinated to the claim of general creditors as of December 31, 2003 and 2002.

See accompanying notes to financial statements.

NOTE A: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

First Wall Street Corporation (the "Company") was formed in 1982 and is a licensed securities broker-dealer under the jurisdiction of the NASD (National Association of Securities Dealers, Inc.). The Company operates as an introducing broker and sells investments to clients. The investment sales generate commissions to the Company. Most of the Company's clients are located in the Southern California area.

In July of 1997, the Company elected to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code. Under "S" Corporation status, the annual taxable income and losses of the Company is reported by the shareholders on their individual Federal and State income tax returns. No Federal income tax liability will be reflected in the financial statements.

Property and equipment

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over statutory periods. The Modified Accelerated Cost Recovery System (MACRS) is being used for income tax purposes.

Cash and cash equivalents

The Company considers cash and investments with maturity dates of three months or less at the date of investment to be cash and cash equivalents.

Concentrations of credit risk

During the years ended December 31, 2003 and 2002, the Company maintained some of their cash in deposit accounts that are not federally insured. The amount of cash that was not federally insured totaled $896,948 and $246,406, as of December 31, 2003 and 2002, respectively.

The majority of commissions receivable as of December 31, 2003 and 2002 are due from Wedbush Morgan Securities.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003 and 2002, the Company had net capital of $838,723 and $534,265, respectively, and a net capital requirement of $100,000 for the years ended December 31, 2003 and 2002.

NOTE C: SECURITIES INVESTOR PROTECTION CORPORATION MEMBERSHIP

The Company is a member in good standing of the Securities Investor Protection Corporation.

NOTE D: CLEARING AGREEMENT

The Company entered into an agreement in September of 1982 with Morgan, Olmstead, Kennedy & Gardner which became Wedbush Morgan Securities in 1988 whereby all security transactions are cleared through Wedbush Morgan Securities.

NOTE E: LEASE COMMITMENTS

The Company's lease pertaining to office space expires in 2004. However, this lease is expected to be renewed.

Total approximate rent expense for premises and equipment aggregated approximately $165,500 and $159,000 for the years ended December 31, 2003 and 2002, respectively.

NOTE F: RECLASSIFICATIONS

Certain amounts in the 2002 financial statements have been reclassified to conform to 2003 presentation.

NOTE G: INCOME TAXES

The provision for income taxes at December 31, 2003 and 2002 is as follows:

	2003		
	Current	Deferred	Total
Federal	$ 0	$ 0	$ 0
State	13,665	0	13,665
	$ 13,665	$ 0	$13,665

	2002		
	Current	Deferred	Total
Federal	$ 0	$ 0	$ 0
State	11,507	0	11,507
	$ 11,507	$ 0	$ 11,507

The Company's total deferred tax assets, deferred tax liabilities, and deferred tax asset valuation allowances at December 31, 2003 and 2002 are as follows:

	2003	2002
Total deferred tax liabilities	$ 18,900	$ 13,100
Total deferred tax assets	14,400	8,600
Less: valuation allowance	0	0
	14,400	8,600
Net deferred tax liability	$ 4,500	$ 4,500

NOTE G: INCOME TAXES, continued

These amounts have been presented in the Company's financial statements as follows:

	2003	2002
Deferred income taxes-current	$ 4,500	$ 4,500
Deferred income taxes-noncurrent	0	0
Net deferred tax liability	$ 4,500	$ 4,500

Deferred income taxes result from the differences between book and tax income. The timing differences relate principally to commission income and expense reported on a cash basis for tax purposes.

NOTE H: PROFIT SHARING PLAN

The Company established a qualified 401(K) plan for all employees over the age of 21 employed on July 1, 1997. Other employees will become eligible after completing one year of service with the Company. Participants may contribute up to 20% of their pay, subject to certain statutory limits. The Company may also make discretionary matching contributions. Employees' contributions are vested immediately and employer contributions are vested over six years of service with the Company. The Company made no contributions for the years ended December 31, 2003 and 2002.

NOTE I: CONTINGENCIES

There are several legal proceedings against the Company with respect to matters arising in the ordinary course of business. Legal fees related to these proceedings in the amount of $174,000 have been accrued at the balance sheet date. No provision for losses beyond these legal fees has been made because the ultimate liability is too uncertain to be reasonably estimated.

NOTE J: SUBSEQUENT EVENT

On January 16, 2004, the Company paid $34,000 in settlement of a lawsuit that arose out of the ordinary course of business. The settlement amount has been accrued at the balance sheet date.

FIRST WALL STREET CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Years Ended December 31, 2003 and 2002

	2003	2002
Total shareholder's equity	$ 1,302,082	$ 760,198
Deduct shareholder's equity not allowable	0	0
Total shareholder's equity qualified for net capital	1,302,082	760,198
Total liabilities subordinated to claims of general creditors allowable in computation of net assets	0	0
Total non-allowable assets	430,216	225,933
Net capital before haircuts on securities positions	871,866	534,265
Less: Haircuts on securities	(14,010)	0
Fidelity bond adjustment pursuant to 3020 (b)(2)	(13,000)	0
Undue concentration	(6,133)	0
Net capital	$ 838,723	$ 534,265

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-3

For the Year Ended December 31, 2003

Minimum net capital requirement (6.67% of current liabilities)	$ 81,121	
Minimum dollar net capital required	100,000	
Net capital requirement - (the larger of the required net capital)		$ 100,000
Net capital for year ended December 31, 2003	838,723	
Net capital requirement	100,000	
Excess net capital	$ 738,723	
Excess net capital at 1000% (less 10% of total aggregate indebtedness)		$ 717,102

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 1,216,214
Total aggregate indebtedness	$ 1,216,214
Ratio: Aggregate indebtedness to net capital	1.45

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Year Ended December 31, 2003

Reconciliation of computation of net capital pursuant to Rule 15c3-1

	Dealer's Unaudited Report 12/31/03	Audited Report 12/31/03	Difference
Total stockholder's equity	$ 1,491,157	$ 1,302,082	$ 189,075
Deduct stockholder's equity not allowed	0	0	0
Total stockholder's equity qualified for net capital	1,491,157	1,302,082	189,075
Total non-allowable liabilities	0	0	0
Total non-allowable assets	376,288	430,216	(53,928)
Net capital before haircuts on securities positions	1,114,869	871,866	243,003
Haircuts on securities	(500)	(14,010)	13,510
Fidelity bond adjustment pursuant to 3020 (b)(2)	0	(13,000)	13,000
Undue concentration	0	(6,133)	6,133
Net capital	$ 1,114,369	$ 838,723	$ 275,646

Schedule A - Reconciliation of stockholder's equity

Net income per unaudited statement	$ 767,576
Decrease in brokerage, clearing and exchange fees	19,789
Increase in administration expenses	(26,697)
Increase in professional fees	(200,916)
Increase in income tax expenses	(12,558)
Increase in depreciation expense	(4,579)
Decrease in dividend expense	200,000
Decrease in gain on asset disposition	(731)
Net income, audited report	741,884
Capital stock	60,000
Dividends paid	(200,000)
Retained earnings, December 31, 2002	700,198
Total shareholder's equity	$ 1,302,082

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4), continued

Year Ended December 31, 2003

		Dealer's Unaudited Report 12/31/2003		Audited Report 12/31/2003		Difference
Schedule B - Reconciliation of non-allowable liabilities:						
Liabilities subordinated to claims of general creditors	$	0	$	0	$	0
Schedule C - Reconciliation of non-allowable assets:						
Other receivables	$	0	$	0	$	0
Property and equipment - net		139,624		133,371		(6,253)
Security deposits		0		6,275		6,275
Prepaid expense		236,664		290,570		53,906
Total non-allowable assets	$	376,288	$	430,216	$	53,928
Reconciliation of computation of net capital requirement pursuant to Rule 15c3-3						
Minimum net capital requirement (6.67% of current liabilities)	$	64,874	$	81,121	$	16,247
Minimum dollar net capital required		100,000		100,000		0
Net capital requirement	$	100,000	$	100,000	$	0
Net capital for year ended December 31, 2003	$	1,114,369	$	838,723	$	275,646
Net capital requirement		100,000		100,000		0
Excess net capital	$	1,014,369	$	738,723	$	275,646

The difference of $275,646 is due to the differences of net income, haircuts on securities, and non-allowable assets as explained in the schedule of reconciliation of net capital pursuant to Rule 15c3-1.

RUSHALL REITAL & RANDALL
CERTIFIED PUBLIC ACCOUNTANTS

400 SOUTH SIERRA AVENUE
SUITE 200
P.O. BOX 643
SOLANA BEACH, CA 92075

PHONE (858) 755-5131
FAX (858) 755-5374

Independent Auditors' Report on Internal Accounting Control

The Board of Directors
First Wall Street Corporation
La Jolla, California

In planning and performing our audit of the financial statements and supplemental schedules of First Wall Street Corporation (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design and operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rushall Reital & Randall

February 13, 2004